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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

                       For Period Ended: December 31, 2000

          [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended: N/A

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          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I-Registrant Information
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         Full Name of Registrant:
                            Harvard Industries, Inc.

         Former Name if Applicable:
                            N/A

         Address of Principal Executive Office (Street and Number):
                            3 Werner Way

                  City, State and Zip Code

                            Lebanon, New Jersey 08833

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Part II-Rules 12b-25 (b) and (c)
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          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

[ ]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

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Part III-Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

 Following its emergence from Chapter 11 in 1998 Harvard Industries, Inc. ("Harvard") has continued to implement its plan of restructuring. On October 31, 2000 Harvard Industries, Inc. ("Harvard") announced the closing of its Pottstown die casting facility in fiscal 2001. In view of the erosion of the North American car and light truck market in the first two calendar quarters of 2001 Harvard has focused on reducing all costs and has significantly reduced its salaried workforce. Implementation of these initiatives has placed increased demands on diminished management resources and accordingly preparation of the Form 10-Q has taken longer than anticipated.

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Part IV-Other Information
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          (1) Name and telephone number of person to contact in regard to this notification

Theodore W. Vogtman          908             437-4109
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      (Name)             (Area Code)    (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [ ] Yes  [X] No

     Annual Report on Form 10-K for 09/30/00

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

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         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 Harvard expects to report a loss of 21.0 million for the 3 months ended December 31, 2000 compared to a loss of $1.9 million for the 3 months ended December 31, 1999. The three month period ended December 31, 2000 includes $6.5 million of severance and shutdown charges in addition to the financial impact of a significant decline in car and light truck demand during the period. The three month period ending December 31, 1999 included a $6.9 million gain on the sale of operations.

                            Harvard Industries, Inc.
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2001             By: /s/ Theodore W. Vogtman
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                                       Name:  Theodore W. Vogtman
                                       Title: Executive Vice President and
                                                Chief Financial Officer